Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	December 8, 2015 at 9:00 a.m.

Biotie’s financial information in 2016

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) announce the dates it will disclose financial information in 2016.

The Company’s financial statement release for year 2015 will be published on March 18, 2016. Biotie acknowledges that this is later than the date for similar releases during previous years. The listing of Biotie’s American Depositary Shares (ADSs) on the NASDAQ Global Select Market has increased the Company’s corporate governance and related requirements and, consequently, additional time is required for the preparation of the financial statement release.

The financial statements for year 2015 and corporate governance statement 2015 (separately from the Board of Directors’ report) will be published during the week commencing March 21, 2016 (week 12/2016).

The interim financial reports from the remainder of the year will be published as follows:

Interim report January - March 2016	May 12, 2016
Interim report for January - June 2016	August 11, 2016
Interim report for January - September 2016	November 10, 2016

Biotie's Annual General Meeting is planned to be held on April 20, 2016. Biotie's Board of Directors will summon the Meeting at a later date. A shareholder is entitled to have considered by the General Meeting a matter falling within the remit of the General Meeting provided that the matter is presented in writing in time for it to be included in the notice convening the Meeting. A request is considered as having been received in good time if the Board of Directors has been notified of such a request no later than March 1, 2016. Such a request should be sent to: Biotie Therapies Corp. Board of Directors, Joukahaisenkatu 6, FI-20520 Turku, Finland.

Turku, December 8, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media